UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-41106

Incannex Healthcare Limited

(Exact name of Registrant as specified in its charter)

not applicable

(Translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Joel Latham

Chief Executive Officer and Managing Director

Level 39, Rialto South Tower
525 Collins Street

Melbourne 3000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 28, 2022, Incannex Healthcare Limited filed with the Australian Securities Exchange an announcement captioned “Quarterly Activities Report and Appendix 4C Cash Flow Statement”, a copy of which announcement is attached to this Form 6-K as Exhibit 99.1.

On April 28, 2022, Incannex Healthcare Limited filed with the Australian Securities Exchange an announcement captioned “Incannex Completes Loyalty Option Program to Raise A$23.6M; Current Cash at Bank is Approximately A$40.0M”, a copy of which announcement is attached to this Form 6-K as Exhibit 99.2.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Incannex Healthcare Limited

Date: April 28, 2022	By:	/s/ Joel Latham
	Name:	Joel Latham
	Title:	Chief Executive Officer and Managing Director

INDEX TO EXHIBITS

Exhibit No.
99.1	ASX Announcement, dated April 28, 2022
99.2	ASX Announcement, dated April 28, 2022

3